October 21, 2024

Claudius Tsang
Chief Executive Officer and Chairman
A SPAC III Acquisition Corp.
The Sun   s Group Center
29th Floor, 200 Gloucester Road
Wan Chai
Hong Kong

       Re: A SPAC III Acquisition Corp.
           Registration Statement on Form S-1
           Filed October 1, 2024
           File No. 333-282428
Dear Claudius Tsang:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Exhibits

1. We note that the opinion from your BVI counsel filed as Exhibit 5.1 includes numerous inappropriate assumptions. Please request BVI counsel to revise its opinion to remove all such inappropriate assumptions. As examples only, we note for your reference the assumptions set forth in paragraphs 4 and 14. It is not appropriate for a counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 October 21, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Giovanni Caruso